

July 8, 2025

Daniel S. O'Toole
Chief Executive Officer
Arrive AI Inc.
12175 Visionary Way
Fishers, IN 46038

> **Re: Arrive AI Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2025**
> **File No. 333-288112**

Dear Daniel S. O'Toole:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and acknowledge the addition of a recent Nasdaq sales price and the context that the $11.20 to $13.00 sales prices are the result of private transactions. Upon further review, the continued inclusion on the prospectus cover page of disclosure regarding such private sales transactions remains confusing in light of your listing on Nasdaq. Therefore, please delete the third, fourth and fifth sentences of the first paragraph entirely.

2. We note your response to prior comment 3 and reissue. Please amend your disclosure on the prospectus cover page and page 67 to identify Streeterville Capital, LLC as an underwriter. We note that your current disclosure that Streeterville "may" be any underwriter and "it being understood that Streeterville Capital, LLC shall not be deemed to be underwriters solely as a result of their participation in this offering" is

insufficient in this regard given that Streeterville Capital's inclusion in this registration statement appears to be the result of an equity line agreement between you and Streeterville Capital. Refer to Securities Act Compliance and Disclosure Interpretation 139.13.

Risk Factors
Risks Related to our Business and Operations - General Risks
Raising additional capital, including selling the Initial Pre-Paid Purchase or the future Pre-Paid Purchases, may directly or indirectly..., page 9

3.   We note your response to prior comment 6 and reissue in part. We acknowledge the new disclosure describing the dilution risks posed by the Streeterville Purchase Agreement. Please also include disclosure that dilution could result in a decrease of the share price for existing holders of your securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 29

4.   You disclose the closing of an equity line of credit for $4 million on May 15, 2025. If this equity line of credit is the agreement with Streeterville Capital LLC, please amend your disclosure to align with the rest of the registration statement such as transaction terms, date, and parties. Alternatively, if this is a new transaction, please ensure that this "investor" is properly disclosed throughout the registration statement as that would appear to be a material holding of your common stock.

Selling Stockholders, page 63

5.   Please define Event of Default.

General

6.   It appears that you have removed audited financial statements for the year ended December 31, 2023, as well as related financial disclosures throughout the prospectus. Please update your filing to present two years of audited financial statements as of December 31, 2023 and December 31, 2024, as well as related financial disclosures. Refer to Rules 3-01 and 3-02 of Regulation S-X and Item 303 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Joseph Lucosky